

Jordan Schwartz · 2nd

CIO / Cofounder and Chief Grainmaster at ReGrained

San Francisco Bay Area · 500+ connections · **Contact info**

 **Upcycled Food Asso**

 **University of Califor**
Angeles

Experience



Founding Member
Upcycled Food Association
2019 – Present · 1 yr



ReGrained
8 yrs



CIO / Cofounder and Chief Grainmaster
Dec 2018 – Present · 1 yr 8 mos
San Francisco Bay Area



COO/ Co-founder & Chief Grainmaster
2012 – Present · 8 yrs
San Francisco, CA

ReGrained better aligns the food we eat with the planet we love.

We are an ingredient platform created to promote an innovative model of food production that we've coined as "Edible Upcycling." Powered by patent-pending technology, we rein ...**see mor**

Business Manager
Local Mission Group

Aug 2013 – Sep 2016 · 3 yrs 2 mos
San Francisco, CA

As part of Local Mission Eatery, Local Cellar, and Local Mission Market, I create value through attention to detail and versatility. Managing bookkeeping, facilitating catering orders, and executing general administrative and operational tasks are just a few of the hats I get to wear.

...see mor

Independent Contractor

Local Mission Eatery and Local's Corner
May 2013 – Aug 2013 · 4 mos
San Francisco, CA



Actiance, Inc.

11 mos



Business Development

Dec 2012 – Apr 2013 · 5 mos
Belmont, CA

As part of the Sales Development Team, I worked closely with Regional Enterprise Account Managers to develop interest and work with clients to provide a solution that ensures compliance, security, eDiscovery, and brand protection around real-time social communications in at large organizations.

...see mor



Social Collaboration Associate

Jun 2012 – Dec 2012 · 7 mos
Belmont, CA

As part of the Social Collaboration Team at Actiance, I focused on enabling financial advisors, organizations, and institutions to realize the immense potential of a highly relevant and efficiently managed social media and social business presence. By providing a platform that allows for a safe and secure social experience, Actiance offers an easy-to-use and h ...see mor

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Education



University of California, Los Angeles
Bachelor of Arts, Business Economics
2008 – 2012
Activities and Societies: UCLA Club Hockey, UCLA Club Ski and Snowboard Team, Santa
Monica Creek Restoration

GPA 3.5

University College Utrecht
2011 – 2011

Study Abroad

Burlingame High School
2004 – 2008
Activities and Societies: J/V Soccer 2004-2006, J/V Golf 2004-2006, Varsity Soccer 2006-
2008, Varsity Golf 2006-2008, Varsity Golf Team Captain 2007-2008, California Scholarship
Federation

GPA 4.33

Licenses & Certifications

ServSafe Food Manager
ServSafe Certified



